October 15, 2012

Dear Fellow Owners,

In looking back through our Annual Reports of recent years, I am struck by how often we see repetitive cycles in both the economy and our business. It was just over 20 years ago that I had an occasion to reach back to a Greek named Socrates, “Remember that there is nothing stable in human affairs, therefore avoid undue elation in prosperity and undue depression in adversity.”  That was in 399 BC and in my 1991 message I used it to support a discussion of economic cycles through Joseph’s role in managing Egypt’s food supply.  The recreation business comes close to mirroring farming in its dependence on cycles.  In that 1991 report we were coming out of a depressed period caused by overbuilding during a construction boom followed by a sharp downturn as building literally stopped.  Banks and Savings and Loans failed and mortgages went unpaid.

Sound familiar?  The difference this time is that the recession is deeper and longer.  We are not pleased with our results but we are pleased that we have done better than many companies in keeping the doors open and employment levels high and in operating profitably during every year of this downturn.

The earnings that we retained on your behalf during our more prosperous times have enabled us to sustain our dividend policy and thus our stock price.  This value can be important to owners who are retiring or who are faced with financial needs.  However, we still feel our main role is to provide a stock that one can profit from without the necessity of trading one investment for a perceived better one.

Has it worked?  Our original stock which sold for $2.00 at its inception paid no dividends for ten years.  However, had you purchased one share at its original offering you would now own 11.3 shares and would have received over $134.00 in dividends, with the possibility of future dividends.

We continue to be without long term debt and we continue to own our properties in some of the most valued locations in the country.  On September 20th the United States Census Bureau listed the ten most affluent counties in the nation.  Bowl America owns centers within five of those counties and services customers in two of the others.  Seven out of ten isn’t bad.

Our course of action grows from our emphasis on survival.  For instance, minimizing the number of rental buildings (two out of nineteen locations) prevents being tied to those mandatory payments known as rent.  A significant cash position enables us to meet such expenses as wages and utilities.  We have fielded proposals which promised dramatic results but could have jeopardized our ability just to get the doors open and were therefore rejected.

For those of you who are new to the company, I would point out that this emphasis on survival of the venture has evolved from our broad experience.  We are probably the oldest firm in the bowling business which has the operation of bowling centers as its primary activity. Over the years our interaction with you, with our customers, and with our employees, has convinced us that all prefer a more predictable outcome to an adventure.

Next year will not be easier.  We clearly face the uncertainty of health insurance costs and new tax rates.  In addition, our customers will face some of these same risks that could impact their ability to pay for recreation.  Therefore, we hope to be “stable…..and avoid undue elation and undue depression”.  I am content that that’s the best course for us.

Greece today would be better off if its leaders had paid attention to the ancient Greeks.

Regards,

Leslie H. Goldberg, President

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements concerning our business, operations and financial performance and condition as well as our plans, objectives and expectations for our business operations and financial performance and condition that are subject to risks and uncertainties. All statements other than statements of historical fact included in this Annual Report on Form 10-K are forward-looking statements. These forward-looking statements are based on current expectations, estimates, forecasts and projections about our business and the industry in which we operate and our management’s beliefs and assumptions. These statements are not guarantees of future performance or development and involve risks, uncertainties and other factors that are in some cases beyond our control. The forward-looking statements included in this Annual Report on Form 10-K are made as of the date hereof. We are under no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

LIQUIDITY AND CAPITAL RESOURCES

The Company views a strong financial position as a major benefit to shareholders and emphasizes payment of dividends as part of its financial plan. A portion of earnings has consistently been invested to create a reserve to protect the Company in downturns in business, to capitalize on opportunities for expansion and modernization and to provide a secure source of income. For these reasons, the Company prefers a conservative approach to investing rather than taking greater risk for possible rapid growth. The Company balances market volatility by using both fixed income and equity investments in managing its reserve funds. Any equity security is subject to price fluctuation, however, the stocks held by the Company have relatively low volatility. The Company has long been invested in a Government National Mortgage Association (“Ginnie Mae”) fund and domestically domiciled stocks with the perceived potential of appreciation, primarily telecommunications stocks. This diversity also provides a measure of safety of principal.

The Company purchased 5,000 shares of Verizon for $178,200 during the fiscal year ended July 1, 2012.  The remainder of common stocks in our portfolio have come from spin-offs, mergers and acquisitions of AT&T and United Telecommunications (now Sprint) purchased in 1979 and 1984 and one insurance company acquired at no cost when the company demutualized.  While not all stocks in the portfolio are domestic American companies any longer, since the original purchases at an approximate cost of $630,000, we have received approximately $962,000 from mergers and sales and over $3,200,000 in dividends, the majority of which are tax favored in the form of exclusion from federal taxable income.  These marketable securities are carried at their fair value on the last day of the year.  The value of the securities including the additional Verizon shares, on July 1, 2012 was approximately $4.8 million. The value of securities held on July 3, 2011 was approximately $4.2 million.

Short-term investments consisting mainly of Certificates of Deposits, cash and cash equivalents totaled $6,196,000 at the end of fiscal 2012 compared to $8,660,000 at the end of fiscal 2011.

The Company's position in all the above investments is a source of expansion capital. Potential volatility in the trading prices of the marketable securities held by the Company could impact the Company’s opportunities for expansion. The Board of Directors reviews the portfolio weekly and any use of this reserve at its quarterly meetings.

Cash flow provided by operating activities for the year ended July 1, 2012, was $2,769,000.  Equipment purchases during fiscal year 2012 used approximately $1,609,000 and $178,200 was used for the purchase of Verizon shares.  Proceeds from Ginnie Mae dividends totaling approximately $156,800 in fiscal 2012, were used to purchase additional shares in the fund. Short-term cash was used to meet the balance required to pay dividends totaling $3,296,942.

The change in Accrued Expenses generally relates to timing of payments including compensation and cash contribution to benefit plans.

The Company has made no application for third party funding as cash and cash flows are sufficient to finance all contemplated purchases and to meet short-term purchase commitments and operating lease commitments.

The Company paid cash dividends totaling approximately $3.3 million, or $.64 per share to shareholders during the 2012 fiscal year, making this the fortieth consecutive year of increased regular dividends per share. In June 2012, the Company declared a quarterly $.16 per share dividend, paid in August 2012. The economic climate is part of the consideration at the Directors quarterly reviews of future estimates of cash flows. The Board of Directors decides the amount and timing of any dividend at its quarterly meeting based on its appraisal of the state of the business and estimate of future opportunities at such time.

OVERVIEW

The Company is in the entertainment business which, by its nature, has ups and downs based on consumer tastes and whims. Generally, promotional and open play bowling which depends on the public’s discretionary budget dollars and their choices, accounts for more than half of our business. An unstable economy can lead many to participate in entertainment that is close to home and relatively inexpensive. Bowling has those advantages. However, the longer the economy remains unstable, the less willing people are to spend on other than necessities. Current economic conditions continue to create challenges, but our response is helped by having the resources to be able to promote the sport. Weather is also a factor, especially for casual bowlers. While extreme heat or rainy weather prompt people to look for indoor activities, heavy snow storms can keep customers from reaching the centers. Postponed league games are made up later in the season, but lost open play income is never recovered.

 RESULTS OF OPERATIONS

The following table sets forth the items in our consolidated summary of operations for the fiscal years ended July 1, 2012 and July 3, 2011, respectively, and the dollar and percentage changes therein.

	Fifty-two weeks ended July 1, 2012 and Fifty-three weeks ended July 3, 2011 Dollars in thousands
	2012	2011	Change	% Change
Operating Revenues:
Bowling and other	$17,362	$18,722	$(1,360)	(7.3)%
Food, beverage & merchandise sales	7,305	7,782	(477)	(6.1)
Gain (loss) on sales of assets	26	14	12	85.7
	24,693	26,518	(1,825)	(6.9)
Operating Expenses:
Compensation & benefits	12,037	12,588	(551)	(4.4)
Cost of bowling & other	6,646	7,400	(754)	(10.2)
Cost of food, beverage & merch sales	2,104	2,224	(120)	(5.4)
Depreciation & amortization	1,465	1,549	(84)	(5.4)
General & administrative	932	965	(33)	(3.4)
	23,184	24,726	(1,542)	(6.2)

Operating Income	1,509	1,792	(283)	(15.8)

Interest & dividend income	500	580	(80)	(13.8)

Earnings before taxes	2,009	2,372	(363)	(15.3)
Income taxes	584	815	(231)	(28.3)

Net Earnings	$1,425	$1,557	$(132)	(8.5)

Fiscal 2012 consisted of 52 weeks. Fiscal year 2011 consisted of 53 weeks with the extra week reported in the fourth quarter. All revenue and expense categories and comparisons in this report are influenced by the difference in the number of weeks in operation. Nineteen centers were in operation throughout both years.

Operating Revenues

Total operating revenue decreased $1,825,000 to $24.7 million in fiscal 2012 compared to a decrease of $609,000 to $26.5 million in fiscal 2011. Bowling and other revenue decreased $1,360,000 in fiscal 2012 versus a decrease of $388,000 in fiscal 2011. Food, beverage and merchandise sales decreased $477,000 in fiscal 2012 versus a decrease of $192,000 in fiscal 2011.

Management believes that the length and uncertainty of the economic recovery has adversely affected customers’ appetites for recreational spending for both league and open play games.  The Company continues to review and adjust its budget in light of the current economic conditions.

Operating Expenses

As discussed in more detail below, total operating expenses decreased 6.2%, or $1,542,000, in fiscal year 2012 versus a decrease of 0.3%, or $68,000 in fiscal 2011. Costs for employee compensation and benefits were down 4.4% or $551,000 in fiscal 2012 versus an increase of 0.4% or $45,000 in fiscal 2011. The Company continued to make scheduling adjustments resulting in a decrease in compensation. In addition, in fiscal year 2012 group health insurance costs declined primarily due to lower premiums and fewer participants. In the prior year higher company contributions to group health insurance benefit were the cause of the increased expense in this category. This category includes contributions to our two benefit plans, both of which are defined contribution plans. There is no additional obligation beyond the current year contribution.

Cost of bowling and other services decreased $754,000 or 10% in the year ended July 1, 2012 versus a decrease of $52,000 or less than 1% in the prior fiscal year. Maintenance expense declined 16% or $161,000 in fiscal year 2012 and was down 5% or $49,000 in the prior year. Both years included interior updating at several locations, however costs for repairs to air conditioning were down in the fiscal year ended July 1, 2012. Supplies expense decreased 5% or $49,000 in fiscal 2012 partially due to changes in purchasing patterns. The prior year showed an increase of 3%, or $31,000 in part resulting from increased use of computer supplies. Advertising costs decreased $343,000, or 36%, in fiscal 2012 and increased $110,000 or 13% in fiscal 2011. The prior year included aggressive multi-media campaigns. Utility costs decreased 2% in fiscal versus a decrease of 1% in fiscal 2011. Fiscal 2012 included one of the warmest winters on record which resulted in lower natural gas prices and usage.

Cost of food, beverage and merchandise sales decreased $120,000 or 5% primarily due to lower food and beverage sales. The same category increased $8,000 or less than 1% in fiscal 2011 due to lower profit margin on merchandise sales.

Depreciation expenses decreased approximately $84,000 or 5% and $138,000 or 8% in fiscal year 2012 and 2011 respectively, as some large assets reached full depreciation.

Operating income in fiscal 2012 decreased 15.8% from $1.8 million in fiscal 2011 to $1.5 million.

Interest and Dividend Income

Interest and dividend income declined 14% in fiscal 2012. Interest income in fiscal 2012 declined 23% due to lower balances and lower average interest rates on investments, however dividend income was up 10% due to increased dividends on our stock portfolio including increased holdings in Verizon.

Income taxes

Effective income tax rates for the Company were 29.1% for fiscal 2012 and 34.4% for fiscal 2011, the difference from statutory rates being in part for the partial exclusion of dividends received on investments which, in fiscal 2012 was a higher portion of income than in prior years.

Net Earnings

Net earnings in fiscal 2012 were $1.4 million, or $.28 per share, compared to $1.6 million, or $.30 per share in fiscal 2011.

CRITICAL ACCOUNTING POLICIES

We have identified accounting for marketable investment securities as a critical accounting policy due to the significance of the amounts included in our balance sheet. The Company exercises judgment in determining the classification of its investment securities as available-for-sale and in determining their fair value. The Company records these investments at their fair value based on quoted market prices with the unrealized gain or loss recorded in accumulated other comprehensive income, a component of stockholders' equity, net of deferred taxes. Additionally, from time to time the Company must assess whether write-downs are necessary for other than temporary declines in value.

We have identified accounting for the impairment of long-lived assets as a critical accounting policy due to the significance of the amounts included in our balance sheet under the caption of Land, Buildings and Equipment. The Company reviews long-lived assets whenever events or changes indicate that the carrying amount of an asset may not be recoverable. In making such evaluations, the Company compares the expected future cash flows to the carrying amount of the assets. An impairment loss equal to the difference between the assets' fair value and carrying value is recognized when the estimated undiscounted future cash flows are less than the carrying amount.

Selected Financial Data

	For the Years Ended
	July 1, 2012	July 3, 2011	June 27, 2010	June 28, 2009	June 29, 2008
Operating revenues	$24,692,723	$26,517,850	$27,127,073	$29,710,743	$29,349,214
Operating expenses	23,183,698	24,725,442	24,793,942	25,696,315	24,990,753
Interest and dividend income	499,873	579,960	529,845	679,287	811,205
Investment earnings (loss)	-	-	-	-	267,237
Earnings before provision for income taxes	2,008,898	2,372,368	2,862,976	4,693,715	5,436,903
Provision for income taxes	584,057	815,439	1,012,264	1,636,433	1,902,363
Net earnings	$1,424,841	$1,556,929	$1,850,712	$3,057,282	$3,534,540

Weighted average shares outstanding- Basic & Diluted	5,151,471	5,147,117	5,141,102	5,133,375	5,135,693

Earnings per share- Basic & Diluted	$.28	$.30	$.36	$.60	$.69
Net cash provided by operating activities	$2,769,286	$3,529,193	$2,944,882	$6,502,922	$3,499,703

Cash dividends paid	$3,296,942	$3,242,593	$3,187,444	$3,105,700	$3,543,631
Cash dividends paid Per share - Class A	$0.64	$0.63	$0.62	$0.605	$0.69
-Class B	$0.64	$0.63	$0.62	$0.605	$0.69

Total assets	$39,368,174	$40,917,762	$41,410,343	$42,966,669	$44,056,750

Stockholders' equity	$33,685,154	$35,301,391	$36,403,807	$37,579,197	$38,214,963

Net book value per share	$6.54	$6.85	$7.07	$7.31	$7.44

Net earnings as a % of beginning stock holders' equity	4.0%	4.3%	4.9%	8.0%	9.0%

Lanes in operation	756	756	756	756	756
Centers in operation	19	19	19	19	19

Market Information
The principal market on which the Company's Class A Common Stock is traded is the NYSE MKT.  The Company's Class B Common Stock is not listed on any exchange and is not traded.  This stock can be converted to Class A Common Stock at any time.

The table below presents the high and low sales price range of the Company's Class A Common Stock in each quarter of fiscal years 2012 and 2011.

2012	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr
High	$13.50	$13.33	$14.85	$13.81
Low	$12.07	$12.09	$12.49	$12.50

2011	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr
High	$15.45	$13.61	$13.63	$13.50
Low	$10.87	$11.54	$12.40	$12.00

Holders
As of July 1, 2012, the approximate number of holders of record of the Company's Class A Common Stock was 317 and of the Company's Class B Common Stock was 24.

 Cash Dividends
The table below presents the quarterly cash dividends per share of Class A Common Stock and Class B Common Stock paid, and the quarter in which the payment was made during fiscal 2012 and 2011.

Class A Common Stock
Quarter	2012	2011
First	16 cents	15.5 cents
Second	16 cents	15.5 cents
Third	16 cents	16 cents
Fourth	16 cents	16 cents

Class B Common Stock
Quarter	2012	2011
First	16 cents	15.5 cents
Second	16 cents	15.5 cents
Third	16 cents	16 cents
Fourth	16 cents	16 cents

BOWL AMERICA INCORPORATED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	As of
	July 1, 2012	July 3, 2011
ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Note 2)	$2,332,022	$2,361,846
Short-term investments (Note 3)	3,863,721	6,297,822
Inventories	535,412	480,318
Prepaid expenses and other	613,891	701,711
Income taxes refundable	313,518	275,847
TOTAL CURRENT ASSETS	7,658,564	10,117,544
LAND, BUILDINGS & EQUIPMENT, net (Note 4)	22,718,526	22,581,314
OTHER ASSETS:
Marketable investment securities (Note 3)	8,286,680	7,538,332
Cash surrender value-life insurance	619,624	594,792
Other	84,780	85,780
TOTAL OTHER ASSETS	8,991,084	8,218,904
TOTAL ASSETS	$39,368,174	$40,917,762

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$722,380	$666,784
Accrued expenses	1,004,221	1,224,237
Dividends payable	824,235	824,235
Other current liabilities	295,978	302,394
Current deferred income taxes (Note 7)	65,552	53,311
TOTAL CURRENT LIABILITIES	2,912,366	3,070,961
LONG-TERM DEFERRED COMPENSATION	44,217	43,701
NONCURRENT DEFERRED INCOME TAXES (Note 7)	2,726,437	2,501,709
TOTAL LIABILITIES	5,683,020	5,616,371

COMMITMENTS AND CONTINGENCIES (Note 5)

STOCKHOLDERS' EQUITY (Note 8)
Preferred stock, par value $10 a share: Authorized and unissued, 2,000,000 shares	-	-
Common stock, par value $.10 a share: Authorized, 10,000,000 shares
Class A issued and outstanding 3,683,009	368,301	368,301
Class B issued and outstanding 1,468,462	146,846	146,846
Additional paid-in capital	7,727,264	7,727,264
Accumulated other comprehensive earnings-
Unrealized gain on available-for-sale
securities, net of tax	2,538,818	2,282,954
Retained earnings	22,903,925	24,776,026
TOTAL STOCKHOLDERS'EQUITY	33,685,154	35,301,391

TOTAL LIABILITIES AND STOCKHOLDERS'EQUITY	$39,368,174	$40,917,762

The accompanying notes to the consolidated financial statements are an integral part of these financial statements.

  BOWL AMERICA INCORPORATED AND SUBSIDIARIES
  CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE EARNINGS

	For the Years Ended
	July 1, 2012	July 3, 2011
Operating Revenues:
Bowling and other	$17,361,438	$18,721,460
Food, beverage and merchandise sales	7,305,361	7,782,203
Gain on sale of land, buildings and equipment	25,924	14,187
Total Operating Revenue	24,692,723	26,517,850

Operating Expenses:
Employee compensation and benefits	12,037,180	12,588,313
Cost of bowling and other services	6,645,737	7,400,000
Cost of food, beverage and merchandise sales	2,103,521	2,223,613
Depreciation and amortization	1,465,149	1,549,166
General and administrative	932,111	964,350
Total Operating Expense	23,183,698	24,725,442

Operating Income	1,509,025	1,792,408
Interest and dividend income	499,873	579,960

Earnings before provision for income
Taxes	2,008,898	2,372,368
Provision for income taxes (Note 7)
Current	504,573	732,186
Deferred	79,484	83,253
	584,057	815,439

Net Earnings	$1,424,841	$1,556,929

Earnings per share-basic & diluted	$.28	$.30

Weighted average shares outstanding	5,151,471	5,147,117

Dividends paid	$3,296,942	$3,242,593

Per share, dividends paid, Class A	$.64	$.63

Per share, dividends paid, Class B	$.64	$.63

Net Earnings	$1,424,841	$1,556,929
Other comprehensive earnings- net of tax
Unrealized gain on available-for–sale securities net of tax of $157,484 and $341,043	255,864	554,082

Comprehensive earnings	$1,680,705	$2,111,011

The accompanying notes to the consolidated financial statements are an integral part of these financial statements.

BOWL AMERICA INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	COMMON STOCK					Accumulated
	Class A Shares	Class A Amount	Class B Shares	Class B Amount	Additional Paid-In Capital	Other Comprehensive Earnings	Retained Earnings
Balance, June 27, 2010	3,678,509	$367,851	1,468,462	$146,846	$7,672,094	$1,728,872	$26,488,144
Shares issued for ESOP	4,500	450	-	-	55,170	-	-
Cash dividends paid	-	-	-	-	-	-	(2,444,812)
Accrued dividends declared June 21, 2011, payable August 17, 2011	-	-	-	-	-	-	(824,235)
Change in unrealized gain on
available-for-sale securities
(shown net of tax benefit)	-	-	-	-	-	554,082	-
Net earnings for the year	-	-	-	-	-	-	1,556,929
Balance, July 3, 2011	3,683,009	$368,301	1,468,462	$146,846	$7,727,264	$2,282,954	$24,776,026
Cash dividends paid	-	-	-	-	-	-	(2,472,707)
Accrued dividends declared June 19, 2012, payable August 22, 2012	-	-	-	-	-	-	(824,235)
Change in unrealized gain on available-for-sale securities (shown net of tax)	-	-	-	-	-	255,864	-
Net earnings for the year	-	-	-	-	-	-	1,424,841
Balance, July 1, 2012	3,683,009	$368,301	1,468,462	$146,846	$7,727,264	$2,538,818	$22,903,925

The accompanying notes to the consolidated financial statements are an integral part of these financial statements.

BOWL AMERICA INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended
	July 1, 2012	July 3, 2011
Cash Flows From Operating Activities
Net earnings	$1,424,841	$1,556,929
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	1,465,149	1,549,166
Increase in deferred income tax	79,485	83,251
Gain on disposition of assets-net	(25,924)	(14,187)
Stock issuance – ESOP plan	-	55,620
Changes in assets and liabilities
(Increase) decrease in inventories	(55,094)	40,054
Decrease (increase) in prepaid and other	87,820	(261,967)
(Increase) decrease in income taxes refundable	(37,671)	358,940
Decrease in other long-term assets	1,000	2,300
Increase (decrease) in accounts payable	55,596	(34,425)
(Decrease) increase in accrued expenses	(220,016)	188,012
(Decrease) increase in other current liabilities	(6,416)	9,474
Increase (decrease) in long-term deferred compensation	516	(3,974)

Net cash provided by operating activities	2,769,286	3,529,193

Cash Flows From Investing Activities
Expenditures for land, building and equipment	(1,608,587)	(1,163,265)
Sale of assets	32,150	22,750
Net sales and maturities of short-term investments	2,434,101	838,762
Purchases of marketable securities	(335,000)	(176,322)
Increase in cash surrender value	(24,832)	(26,166)

Net cash used in investing activities	497,832	(504,241)

Cash Flows From Financing Activities
Payment of cash dividends	(3,296,942)	(3,242,593)

Net cash used in financing activities	(3,296,942)	(3,242,593)

Net (Decrease) increase in Cash and Equivalents	(29,824)	(217,641)

Cash and Equivalents, Beginning of period	2,361,846	2,579,487

Cash and Equivalents, End of period	$2,332,022	$2,361,846

Supplemental Disclosures of Cash Flow Information
Cash Paid During the Period for:
Income taxes	$548,430	$373,246

The accompanying notes to the consolidated financial statements are an integral part of these financial statements.

BOWL AMERICA INCORPORATED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization
Bowl America Incorporated is engaged in the operation of 19 bowling centers, with food and beverage service in each center. Ten centers are located in metropolitan Washington D.C., one center in metropolitan Baltimore, Maryland, one center in metropolitan Orlando, Florida, four centers in metropolitan Richmond, Virginia, and three centers in metropolitan Jacksonville, Florida. These 19 centers contain a total of 756 lanes. The Company operates in one segment.

Principles of Consolidation
The consolidated financial statements include the accounts of the Company and all of its wholly-owned subsidiary corporations. All significant inter-company items have been eliminated in the consolidated financial statements.

Fiscal Year
The Company's fiscal year ends on the Sunday nearest to June 30. Fiscal year 2012 ended July 1, 2012, and consisted of 52 weeks. Fiscal year 2011 ended July 3, 2011 and consisted of 53 weeks.

Subsequent Events
The Company has evaluated subsequent events through the date of filing these financial statements with the Securities and Exchange Commission on September 27, 2012.

Estimates
The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates. Significant estimates include the deferred compensation liability for executives and key employees including survivor benefits, depreciation expense, cash surrender value of officers' life insurance, the Federal and State income taxes (current and deferred), and market assumptions used in estimating the fair value of certain assets such as marketable securities and long-lived assets.

Revenue Recognition
The Company records revenue for fees charged for use of bowling lanes and other facilities at the time the services are provided. Food, beverage and merchandise sales are recorded as revenue at the time the product is given to the customer.

Depreciation and Amortization
Depreciation and amortization for financial statement purposes are calculated by use of the straight-line method. Amortization of leasehold improvements is calculated over the estimated useful life of the asset or term of the lease, whichever is shorter. The categories of property, plant, and equipment and the ranges of estimated useful lives on which depreciation and amortization rates are based are as follows:

Bowling lanes and equipment (years)	3	-	10
Building and building improvements (years)	10	-	39
Leasehold improvements (years)	5	-	15
Amusement games (years)	3	-	5

Maintenance and repairs and minor replacements are charged to expense when incurred. Major replacements and betterments are capitalized. The accounts are adjusted for the sale or other disposition of property, and the resulting gain or loss is credited or charged to income.

Impairment of Long-Lived Assets
The Company reviews long-lived assets whenever events or changes indicate that the carrying amount of an asset may not be recoverable. In making such evaluations, the Company compares the expected future cash flows to the carrying amount of the assets. An impairment loss, equal to the difference between the assets' fair value and carrying value, is recognized when the estimated undiscounted future cash flows are less than the carrying amount.

Dividends
It is the Company's policy to accrue a dividend liability at the time the dividends are declared.

Advertising Expense
It is the Company's policy to expense advertising expenditures as they are incurred. The Company's advertising expenses for the years ending July 1, 2012, and July 3, 2011, were $616,148 and $959,043, respectively.

Inventories
Inventories are stated at the lower of cost (first-in, first-out method) or market. Inventories consist of resale merchandise including food and beverage and bowling supplies.

Income Taxes
Deferred income tax liabilities and assets are based on the differences between the financial statement and tax bases of assets and liabilities, using tax rates currently in effect. A valuation allowance is provided when it is more likely than not that a deferred tax asset will not be realized.

Investment Securities
All of the Company's readily marketable debt and equity securities are classified as available-for-sale. Accordingly, these securities are recorded at fair value with any unrealized gains and losses excluded from earnings and reported, net of deferred taxes, within a separate component of stockholders' equity until realized. Realized gains or losses on the sale of debt and equity securities are reported in earnings and determined using the adjusted cost of the specific security sold.

Earnings Per Share
Earnings per share basic and diluted, have been calculated using the weighted average number of shares of Class A and Class B common stock outstanding of 5,151,471, and 5,147,117, for fiscal years 2012 and 2011, respectively.

Comprehensive Earnings
A consolidated statement of comprehensive earnings reflecting the aggregation of net earnings and unrealized gain or loss on available-for-sale securities, the Company's principal components of other comprehensive earnings, has been presented for the years ended July 1, 2012 and July 3, 2011.

Cash and Cash Equivalents
For purposes of the consolidated statements of cash flows, the Company considers money market funds and certificates of deposits, with original maturities of three months or less to be cash equivalents. The Company maintains cash accounts which may exceed federally insured limits during the year, but does not believe that this results in any significant credit risk.

Other Current Liabilities
Other current liabilities include prize fund monies held by the Company for bowling leagues. The funds are returned to the leagues at the end of the league bowling season. At July 1, 2012 and July 3, 2011 other current liabilities included $287,273 and $289,718, respectively, in prize fund monies.

Reclassifications
Certain previous year amounts have been reclassified to conform with the current year presentation.

New Accounting Standards
In July 2012, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2012-02 “Testing Indefinite-Lived Intangible Assets for Impairment”. This update provides entities with the option of first assessing qualitative factors to determine whether it is more likely than not that indefinite lived intangible assets are impaired. This standard is effective for fiscal years beginning after September 15, 2012 and early adoption is permitted. The Company’s does not believe this standard will have an impact on the Company’s financial statements as the Company holds no indefinite lived intangibles.

In June 2011, the FASB issued ASU 2011-05, “Presentation of Comprehensive Income.” This update requires that all non-owner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This update eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. These changes became effective for the Company in the fiscal 2012 third quarter and did not have a significant impact on the Company’s financial statements as comprehensive earnings were already presented in consecutive statements.

In May 2011, the FASB issued ASU No. 2011-04, “Fair Value Measurements (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.” (“ASU 2011-04”). This amendment contains certain updates to the fair value measurement guidance as well as enhanced disclosure requirements. The most significant change in disclosures is an expansion of the information required for “Level 3” measurements, including enhanced disclosure for: (1) the valuation processes used by the reporting entity; and (2) the sensitivity of the fair value measurement to changes in unobservable inputs and the interrelationships between those unobservable inputs, if any. The provisions of this update are effective for interim and annual periods beginning on or after December 15, 2011, with early adoption prohibited. The Company’s adoption of this standard did not have a significant impact on the Company’s fair value measurements, financial condition, results of operations or cash flows.

2.  CASH AND CASH EQUIVALENTS
Cash and cash equivalents consisted of the following:

	July 1, 2012	July 3, 2011

Demand deposits and cash on hand	$1,486,497	$1,600,965
Money market funds	845,525	760,881
	$2,332,022	$2,361,846

The account balances at times exceed federally insured limits. The Company does not believe this poses any significant risk.

3. INVESTMENTS
The Company’s marketable securities are categorized as available-for-sale securities. The cost for marketable securities was determined using the specific identification method. The fair values of marketable securities are based on the quoted market price for those securities. Short-term investments consist of certificates of deposits with maturities of generally three months to one year. At July 1, 2012, the fair value of short-term investments was $3,863,721. At July 3, 2011, the fair value of short-term investments was $6,297,822. Non-current investments are marketable securities which primarily consist of telecommunications stocks and a mutual fund that invests in mortgage backed securities. Unrealized gains and losses are reported as a component of accumulated other comprehensive earnings in Stockholders’ Equity.

As of July 1, 2012, the Company had $201,981 of gross unrealized gains from its investments in federal agency mortgage backed securities which had a fair value of $3,498,182. As of July 3, 2011, $163,019 in gross unrealized gains were from its investments in federal agency mortgage backed securities which had a fair value of $3,302,418. The Company’s investments were was follows:

	Original Cost	Unrealized Gain	Unrealized Loss	Fair Value
July 1, 2012
Equity securities	$888,998	$3,904,987	$(5,487)	$4,788,498

Mutual fund	3,296,201	201,981	-	3,498,182

Certificates of deposits	3,863,721	-	-	3,863,721

July 3, 2011
Equity securities	$710,799	$3,528,860	$(3,745)	$4,235,914

Mutual fund	3,139,399	163,019	-	3,302,418

Certificates of deposits	6,297,822	-	-	6,297,822

During fiscal 2012 and fiscal 2011, the Company had certain equity securities with cumulative unrealized losses of $5,487 and $3,745 respectively. Management believes the unrealized losses are temporary and the Company has the ability and intent to hold these securities long enough to recover its investment.

	Less than 12 months		12 Months or greater		Total
July 1, 2012	Fair Value	Unrealized loss	Fair Value	Unrealized loss	Fair Value	Unrealized loss

Equity securities	$-	$-	$5,373	$(5,487)	$5,373	$(5,487)

	Less than 12 months		12 Months or greater		Total
July 3, 2011	Fair Value	Unrealized loss	Fair Value	Unrealized loss	Fair Value	Unrealized loss

Equity securities	$3,444	$(1,571)	$3,671	$(2,174)	$7,115	$(3,745)

The equity securities portfolio includes the following stocks:

82,112	shares of AT&T
354	shares of Fairpoint Communications
939	shares of SuperMedia
40,000	shares of Sprint Nextel
11,865	shares of Vodafone
2,520	shares of Manulife
774	shares of Teradata
4,398	shares of CenturyLink
4,508	shares of Frontier Communications
475	shares of LSI
23,784	shares of Verizon
4,079	shares of Windstream
774	shares of NCR

The Company purchased 5,000 shares of Verizon during fiscal 2012. There were no sales or exchanges of holdings in the years ended July 1, 2012 and July 3, 2011 other than the exchange of the Company’s shares of Qwest for shares of CenturyLink as a result of the merger on April 1, 2011.

As stated in Note 1, the Company records its readily marketable debt and equity securities at fair value. These assets are valued in accordance with a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1.	Observable inputs such as quoted prices in active markets for identical assets or liabilities;
Level 2.	Inputs, other than the quoted prices in active markets, that are observable either directly orindirectly; and
Level 3.	Unobservable inputs in which there is little or no market data, which require the reportingentity to develop its own assumptions.

The fair value of these assets as of July 1, 2012 is as follows:

Description	Quoted Price for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Unrealized gains/(losses) for the Year Ended July 1, 2012	Cumulative Unrealized gains/(losses) as of July 1, 2012

Equity securities	$4,788,498	$-	$-	$374,386	$3,899,500

Mutual fund	3,498,182	-	-	38,962	201,981

Certificates of deposits	-	3,863,721	-	-	-
TOTAL	$8,286,680	$3,863,721	-	$413,348	$4,101,481

The fair value of these assets as of July 3, 2011 was as follows:

Description	Quoted Price for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Unrealized gains/(losses) for the Year Ended July 3, 2011	Cumulative Unrealized gains/(losses) as of July 3, 2011

Equity securities	$4,235,914	$-	$-	$913,824	$3,525,114

Mutual fund	3,302,418	-	-	(18,699)	163,019

Certificates of deposits	-	6,297,822	-	-	-
TOTAL	$7,538,332	$6,297,822	-	$895,125	$3,688,133

The fair value of certificates of deposits is estimated using net present value techniques and comparing the values to certificates with similar terms.

4.  LAND, BUILDINGS, AND EQUIPMENT
Land, buildings, and equipment, as cost, consisted of the following:

	July 1, 2012	July 3, 2011
Buildings	$18,205,337	$17,908,793
Leasehold and building improvements	7,958,366	7,817,752
Bowling lanes and equipment	22,891,473	22,796,335
Land	10,590,450	10,590,450
Amusement games	818,190	821,819
Bowling lanes and equipment not yet in use	276,621	216,545
	60,740,437	60,151,694
Less accumulated depreciation and amortization	38,021,911	37,570,380
	$22,718,526	$22,581,314

Depreciation and amortization expense for buildings and equipment for fiscal years 2012 and 2011 was $1,465,149, and $1,549,166, respectively. The Company includes construction in progress costs in the bowling lanes and equipment not yet in use category until completion of the project. Bowling lanes and equipment not yet in use are not depreciated.

5.  COMMITMENTS AND CONTINGENCIES

Lease Commitments
The Company and its subsidiaries are obligated under long-term real estate lease agreements for two bowling centers. Certain of the Company's real estate leases provide for additional annual rents based upon total gross revenues and increases in real estate taxes and insurance.

At July 1, 2012, the minimum fixed rental commitments related to all non-cancelable leases, were as follows:

Year Ending
2013	$288,000
2014	280,667
2015	16,667
Total minimum lease payments	$585,334

Net rent expense was as follows:
	For the Years Ended
	July 1, 2012	July 3, 2011

Minimum rent under operating leases	$288,000	$288,000
Excess percentage rents	-	767
	$288,000	$288,767

Purchase Commitments
The Company's purchase commitments at July 1, 2012 are for materials, supplies, services and equipment as part of the normal course of business.

6. PROFIT-SHARING AND ESOP PLAN
The Company has two defined contribution plans. The first is a profit-sharing plan which, generally, covers all employees who on the last day of the fiscal year or December 29 have been employed for one year with at least one thousand hours of service. The Plan provides for Company contributions as determined by the Board of Directors. For the years ended July 1, 2012 and July 3, 2011, contributions in the amount of $50,000 for each year, were charged to operating expense.

Effective March 31, 1987, the Company adopted an Employee Stock Ownership Plan (ESOP) which generally covers all individuals who were employed at the end of the fiscal year and had one thousand or more hours of service during that fiscal year. The Plan provides for Company contributions as determined by the Board of Directors. For fiscal year 2012, the Company contributed $50,000 and for fiscal year 2011 the Company contributed 4,500 shares of Bowl America common stock valued at $55,620, based on the market price on the date of contribution. The Company has no defined benefit plan or other post retirement plan.

7. INCOME TAXES
The Company is required to analyze all material positions it has taken or plans to take in all tax returns that have been filed or should have been filed with all taxing authorities for all years still subject to challenge by those taxing authorities. If the position taken is “more-likely-than-not” to be sustained by the taxing authority on its technical merits and if there is more than a 50% likelihood that the position would be sustained if challenged and considered by the highest court in the relevant jurisdiction, the tax consequences of that position should be reflected in the taxpayer’s financial statements.

The Company had no material unrecognized tax benefits at July 1, 2012 nor does it expect any significant change in that status during the next twelve months. No accrued interest or penalties on uncertain tax positions have been included on the consolidated statements of earnings and comprehensive earnings or the consolidated balance sheet. Should the Company adopt tax positions for which it would be appropriate to accrue interest and penalties, such costs would be reflected in the tax expense for the period in which such costs accrued. The Company is subject to U.S. Federal income tax and to several state jurisdictions. Returns filed for tax periods ending after June 29, 2008 are still open to examination by those relevant taxing authorities.

The significant components of the Company's deferred tax assets and liabilities were as follows:
	July 1, 2012	July 3, 2011
Deferred tax:
Land, buildings, and equipment	$1,255,699	$1,169,898
Unrealized gain on available- for-sale securities	1,563,743	1,405,218
Dividends received
Prepaid expenses and other	(27,453)	(20,096)
Deferred tax liabilities	$2,791,989	$2,555,020

Income tax expense differs from the amounts computed by applying the U.S. Federal income tax rate to income before tax for the following reasons:

	For the Years Ended
	2012	2011
Taxes computed at statutory rate	34.0%	34.0%
State income taxes, net of Federal income tax benefit	2.4	3.7
Dividends received exclusion	(3.0)	(2.3)
All other net	(4.3)	(1.0)
	29.1%	34.4%

8. STOCKHOLDERS' EQUITY
The Class A shares have one vote per share voting power. The Class B shares may vote ten votes per share and are convertible to Class A shares at the option of the stockholder.

At July 1, 2012, and July 3, 2011, the Company had $39,093 in employee loans related to the issuance of shares. These loans are secured by the shares of the Company's common stock acquired and are full recourse notes. The notes bear interest at rates of 3 1/2% to 5% and are payable over a term of three years from the date of the agreements which range from 2010 to 2011. These employee loans have been recorded as a reduction of additional paid-in capital.

9. DEFERRED COMPENSATION
Deferred compensation payable was a total of $50,221 at July 1, 2012, and $49,021 at July 3, 2011. The current portion of these amounts is $6,004 at July 1, 2012, and $5,320 at July 3, 2011, and is included in accrued expenses.

805 King Farm Boulevard
Rockville, Maryland 20850
Phone 301.231.6200
Fax 301.231.7630

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Bowl America Incorporated
Alexandria, Virginia

We have audited the accompanying Consolidated Balance Sheets of Bowl America Incorporated and Subsidiaries as of July 1, 2012 and July 3, 2011, and the related Consolidated Statements of Earnings and Comprehensive Earnings, Stockholders’ Equity and Cash Flows for the years then ended.  Bowl America Incorporated and Subsidiaries’ management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bowl America Incorporated and Subsidiaries as of July 1, 2012 and July 3, 2011, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/S/ Aronson, LLC

Aronson, LLC
Rockville, Maryland
September 27, 2012

Metropolitan Washington	Lanes
Bowl America Bull Run	32
Bowl America Burke	34
Bowl America Chantilly	40
Bowl America Dranesville	48
Bowl America Fairfax	40
Bowl America Falls Church	48
Bowl America Gaithersburg	48
Bowl America Manassas	44
Bowl America Shirley	40
Bowl America Woodbridge	40

Metropolitan Baltimore	Lanes
Bowl America Glen Burnie	48

Richmond	Lanes
Bowl America Eastern Richmond	36
Bowl America Midlothian	52
Bowl America Short Pump	40
Bowl America Southwest	40

Jacksonville	Lanes
Bowl America Mandarin	32
Bowl America Orange Park	32
Bowl America Southside	32

Orlando	Lanes
Bowl America Winter Park	30

directors

Arthur H. Bill
Retired Attorney

Warren T. Braham
Retired Attorney

Cheryl A. Dragoo
Controller
Senior Vice President &
Chief Financial Officer
Bowl America Inc.

Merle Fabian
Retired Librarian

Leslie H. Goldberg
President &
Chief Executive Officer
Bowl America Inc.

Stanley H. Katzman
Retired Senior Computer Specialist
National Institutes of Health

Ruth E. Macklin
Retired Educator

Allan L. Sher
Retired Senior Executive of
Securities Brokerage Industry

officers

Leslie H. Goldberg
President & Chief Executive Officer

Ruth E. Macklin
Senior Vice President
Secretary & Treasurer

Cheryl A. Dragoo
Senior Vice President, Assistant Treasurer
& Chief Financial Officer

Michael T. Dick
Assistant Secretary

directory

Transfer Agent and Registrar
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016

Auditors
Aronson LLC

Corporate Offices
6446 Edsall Road
Alexandria, VA 22312
703/941-6300

Mailing Address
Post Office Box 1288
Springfield, VA 22151

Counsel
Foley & Lardner LLP

Symbol
NYSE MKT
BWL A

Web site
www.bowlamericainc.com